Via Facsimile and U.S. Mail
Mail Stop 6010

August 2, 2007

Mr. Gary D. Willis
Chief Accounting Officer
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, TN 37027

> **Re: LifePoint Hospitals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Schedule 14A filed April 2, 2007**
> **File No. 0-51251**

Dear Mr. Willis:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

General

1.   You frequently refer to the use of independent valuation firms, appraisers and actuarial firms. These references include, but are not limited to, references related to:
- acquisition and impairment valuation analyses on pages 55, 72, F-13, F-15, F-21, F-23, F-25 and F-30;
- actuarial calculations of self-insured professional and general liability obligations on pages 59, 73, 84, F-16 and F-24;
- actuarial calculations for workers compensation obligations on pages 82 and F-17; and

- stock option valuations on pages 67 and F-45.

  While you are not required to make reference to these independent valuations/reports, when you do you must also disclose the name of the independent valuation firm or actuary. If you include or incorporate by reference these disclosures into a 1933 Securities Act filing, you also need to include the consent of these independent valuation firms or actuaries. Please advise.

Notes to Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Long-Lived Assets, page F-13

2.   On page F-15, you disclose that your business comprises a single reporting unit for goodwill impairment testing purposes. However, in "Segment Reporting" on page F-18 you disclose that you have five operating divisions that you appear to consider as individual operating segments that you aggregate into a single reportable segment under SFAS 131. Please explain to us how you determined that you have one reporting unit for goodwill impairment testing purposes when paragraph 30 of SFAS 142 indicates that the reporting unit is an operating segment, as defined in SFAS 131, or a component (one level below an operating segment).

3.   Please explain to us the method you used to allocate goodwill to the Colorado River Medical Center you disposed in the 2007 as disclosed in Notes 3 and 4 of your June 30, 2007 Form 10-Q. Please reference for us the authoritative literature you rely upon to support your accounting. Also, include an explanation of the apparent discrepancy between the $3.1 million impairment charge reflected in Note 3 and the $10.2 million reflected in Note 4.

Schedule 14A filed April 2, 2007

Fees and Services of the Independent Registered Public Accounting Firm, page 16

4.   You disclose that you engaged Ernst & Young LLP for consulting services related to independent review organization billing and compliance services and for Medicare cost reporting software. Please explain to us the nature of the services and software you received from Ernst & Young. In addition, please explain to us how these services/software are not precluded under Rule 2-01(c)(4) of Regulation S-X. In your response, please specifically address the requirements of part (ii)(B) of the referenced rule which prohibits auditors' design or implementation of hardware or software systems that aggregate source data underlying the financial statements or generates information that is significant to

the registrant's financial statements or other financial information systems taken as a whole.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant